

Mail Stop 3561

September 24, 2015

Marvin Woods
President
AI Document Services, Inc.
1100 Peachtree Street, Suite 200
Atlanta, GA 30309

> **Re:** **AI Document Services, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed September 14, 2015**
> **File No. 000-55311**

Dear Mr. Woods:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. Based on your filing history, it appears that you were a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934 immediately before the transaction with Diaspora Foods International, L.L.C. and Asante Restaurant LLC. As disclosed in your Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, you had no assets as of June 30, 2015 and no revenue and no or nominal operations in the first six months of 2015. Please amend your Form 8-K to include all of the information that would be required if the company were filing a general form for registration of securities on Form 10 under the Securities Exchange Act of 1934. Refer to Item 2.01(f) of Form 8-K. Alternatively, please provide us with detailed facts and analysis demonstrating that you were not a shell company immediately before the transaction with Diaspora Foods International, L.L.C. and Asante Restaurant LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure